Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-180488

(To Prospectus dated March 30, 2012, Prospectus

Supplement dated March 30, 2012 and Product

Supplement STOCK SUN-3 dated June 20, 2014)

Subject to Completion

Preliminary Term Sheet dated February 11, 2015

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement STOCK SUN-3.

The initial estimated value of the notes as of the pricing date is expected to be between $9.35 and $9.78 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$0.15	$
Proceeds, before expenses, to BAC	$9.85	$

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co. February , 2015

Units
$10 principal amount per unit
CUSIP No.
Bank of America
Pricing Date* February , 2015 Settlement Date* February , 2015 Maturity Date* February , 2018 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)
Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks
? Maturity of approximately three years if not called prior to maturity
? Automatic call of the notes per unit at $10 plus the applicable Call Premium ($2.00 on the first Observation Date, and $4.00 on the second Observation Date) if the price of each Underlying Stock is flat or increases from its Starting Value on the relevant Observation Date
? The Observation Dates will occur approximately one year and two years after the pricing date
? If the notes are not called, at maturity:
? a return of [25% to 31%] if the price of the Worst Performing Stock is flat or increases up to its Step Up Value
? a return equal to the percentage increase in the price of the Worst Performing Stock if it increases above its Step Up Value
? 1-to-1 downside exposure to decreases in the price of the Worst Performing Stock, with up to 100% of your principal at risk
? All payments are subject to the credit risk of Bank of America Corporation
? No periodic interest payments
? Limited secondary market liquidity, with no exchange listing
Enhanced Return

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Summary

The Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February     , 2018 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes will be automatically called at the applicable Call Amount if the Observation Level of each of the two energy sector stocks described below (the “Underlying Stocks”) is equal to or greater than its Call Level on the relevant Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Worst Performing Stock is equal to or greater than its Starting Value, but is not greater than its Step Up Value. If the Ending Value of the Worst Performing Stock is greater than its Step Up Value, you will participate on a 1-for-1 basis in the increase in the price of the Worst Performing Stock above its Starting Value. If the Ending Value of the Worst Performing Stock is less than its Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stocks, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Step Up Values and the Step Up Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately three years, if not called
Market Measure:	The common stocks of Schlumberger Limited (NYSE symbol: “SLB”) (“SLB”) and Exxon Mobil Corporation (NYSE symbol: “XOM”) (“XOM”) (each, an “Underlying Company”)
Worst Performing Stock:

The Underlying Stock with the lowest percentage change from its Starting Value to its Ending Value.

The “percentage change” of an Underlying Stock means an amount (expressed as a percentage) equal to its:

Ending Value – Starting Value

Starting Value

Automatic Call:	The notes will be automatically called on an Observation Date if the Observation Level of each Underlying Stock is equal to or greater than its Call Level.
Starting Values:	With respect to each Underlying Stock, its Closing Market Price on the pricing date, multiplied by its Price Multiplier on that day.
Observation Levels:	With respect to each Underlying Stock, its Closing Market Price on the applicable Observation Date, multiplied by its Price Multiplier on that day.
Observation Dates:

February     , 2016 and February     , 2017, subject to postponement in the event of Market Disruption Events, as described on page PS-19 of product supplement STOCK SUN-3 and “Other Terms of the Notes” on page TS-8.

Call Levels:	With respect to each Underlying Stock, 100% of its Starting Value.

Call Settlement Dates:

Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-19 of product supplement STOCK SUN-3.

Call Amounts and Call Premiums:	$12.00 per unit if called on February , 2016 (which represents a Call Premium of 20% of the principal amount) and $14.00 per unit if called on February , 2017 (which represents a Call Premium of 40% of the principal amount).
Ending Values:	With respect to each Underlying Stock, its Closing Market Price on the scheduled calculation day, multiplied by its Price Multiplier on that day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement STOCK SUN-3 and “Other Terms of the Notes” on page TS-8.
Step Up Values:	With respect to each Underlying Stock, [125% to 131%] of its Starting Value. The actual Step Up Values will be determined on the pricing date.
Step Up Payment:	[$2.50 to $3.10] per unit, which represents a return of [25% to 31%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Values:	With respect to each Underlying Stock, 100% of its Starting Value.
Calculation Day:	Approximately the fifth scheduled trading day immediately preceding the maturity date.
Price Multipliers:	With respect to each Underlying Stock, 1, subject to adjustment for certain corporate events relating to that Underlying Stock described beginning on page PS-22 of product supplement STOCK SUN-3.
Fees and Charges:	The underwriting discount of $0.15 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level of each Underlying Stock on that Observation Date is equal to or greater than its Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit based on the performance of the Worst Performing Stock, determined as follows:

Because the Threshold Value for each Underlying Stock is equal to its Starting Value, you will lose all or a portion of your investment if the Ending Value of either Underlying Stock is less than its Starting Value.

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STOCK SUN-3 dated June 20, 2014:

http://www.sec.gov/Archives/edgar/data/70858/000119312514244037/d746230d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK SUN-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level of each Underlying Stock is equal to or greater than its Call Level.

▪	You anticipate that the price of each Underlying Stock will increase from its Starting Value to its Observation Level or Ending Value.

▪	You are willing to risk a loss of principal and return if the notes are not automatically called and the price of at least one Underlying Stock decreases from its Starting Value to its Ending Value.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Stocks.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the applicable Call Amount or the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You believe that the price of at least one Underlying Stock will decrease from its Starting Value to its Observation Level or Ending Value.

▪	You seek principal repayment or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the Underlying Stocks.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Step Up Value, Observation Levels and Ending Value of each Underlying Stock, Step Up Payment, whether the notes are called on an Observation Date, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00 for each Underlying Stock;

2)	a Threshold Value of 100.00 for each Underlying Stock;

3)	a Step Up Value of 128.00 for each Underlying Stock (the midpoint of the Step Up Value range of [125% to 131%] of its Starting Value);

4)	an expected term of the notes of approximately three years if the notes are not called on the first or second Observation Dates;

5)	a Call Premium of 20% of the principal amount if the notes are called on the first Observation Date, and 40% if called on the second Observation Date;

6)	Observation Dates occurring approximately one year and two years after the pricing date; and

7)	a Step Up Payment of $2.80 (the midpoint of the Step Up Payment range of [$2.50 to $3.10]) per unit.

The hypothetical Starting Value of 100.00 for each Underlying Stock used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of either Underlying Stock. For recent actual prices of the Underlying Stocks, see “The Underlying Stocks” section below. The Ending Value of an Underlying Stock will not include any income generated by dividends paid on that Underlying Stock, which you would otherwise be entitled to receive if you invested in that Underlying Stock directly. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level of each Underlying Stock is equal to or greater than its Call Level.

Example 1 – The Observation Level of each Underlying Stock on the first Observation Date is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.00= $12.00 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – On the first Observation Date, although the Observation Level of XOM is above its Call Level, the Observation Level of SLB is below its Call Level. Therefore, the notes will not be called on the first Observation Date. On the second Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $4.00 = $14.00 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Notes Are Not Called on Any Observation Date

Example 3 – The notes are not called on any Observation Date because the Observation Level of at least one Underlying Stock is below its Call Level on each Observation Date. Because the Ending Value of the Worst Performing Stock is equal to or greater than its Starting Value but not greater than its Step Up Value, the Redemption Amount per unit will be equal to the principal amount plus the Step Up Payment of $2.80 = $12.80 per unit.

Example 4 – The notes are not called on any Observation Date because the Observation Level of at least one Underlying Stock is below its Call Level on each Observation Date. Because the Ending Value of the Worst Performing Stock is greater than its Step Up Value, the Redemption Amount will be based on the performance of the Worst Performing Stock. For example, if SLB is the Worst Performing Stock and its Ending Value is 135.00, the Redemption Amount per unit will be:

$10 +	[	$10 ×	(135.00 – 100.00)	]	= $13.50
100.00

Example 5 – The notes are not called on any Observation Date because the Observation Level of at least one Underlying Stock is below its Call Level on each Observation Date. Because the Redemption Amount will be based on the performance of the Worst Performing Stock and the Ending Value of one Underlying Stock is less than its Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if XOM is the Worst Performing Stock and its Ending Value is 85.00, the Redemption Amount per unit will be:

$10 –	[	$10 ×	(100.00 – 85.00)	]	= $8.50
100.00

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date				Notes Are Not Called on Any Observation Date

	Example 1		Example 2		Example 3		Example 4		Example 5

	SLB	XOM	SLB	XOM	SLB	XOM	SLB	XOM	SLB	XOM

Starting Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Step Up Values	128.00	128.00	128.00	128.00	128.00	128.00	128.00	128.00	128.00	128.00

Call Levels	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Threshold Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Observation Levels on the First Observation Date	125.00	130.00	90.00	110.00	90.00	110.00	90.00	110.00	90.00	110.00

Observation Levels on the Second Observation Date	N/A	N/A	145.00	140.00	115.00	95.00	115.00	95.00	115.00	95.00

Ending Values	N/A	N/A	N/A	N/A	170.00	120.00	135.00	180.00	120.00	85.00

Returns of the Underlying Stocks as of the Relevant Observation Date/ Calculation Day	25.00%	30.00%	45.00%	40.00%	70.00%	20.00%	35.00%	80.00%	20.00%	-15.00%

Return of the Notes	20.00%		40.00%		28.00%		35.00%		-15.00%

Call Amount / Redemption Amount per Unit	$12.00		$14.00		$12.80		$13.50		$8.50

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement STOCK SUN-3, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not automatically called, depending on the performance of the Worst Performing Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪	Your investment return may be less than a comparable investment directly in the Underlying Stocks.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the prices of the Underlying Stocks, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-12. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Stocks, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trading in shares of the Underlying Stocks) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪	The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to either Underlying Company in connection with this offering.

▪	You will have no rights of a holder of the Underlying Stocks, and you will not be entitled to receive shares of the Underlying Stocks or dividends or other distributions by either Underlying Company.

▪	While we or our affiliates may from time to time own securities of the Underlying Companies, we do not control either Underlying Company, and are not responsible for any disclosure made by either Underlying Company.

▪	The payment on the notes will not be adjusted for all corporate events that could affect the Underlying Stocks. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page PS-22 of product supplement STOCK SUN-3.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement STOCK SUN-3.

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Additional Risk Factors

The notes are subject to the risks of each Underlying Stock, not a basket comprised of the Underlying Stocks, and will be negatively affected if the price of either Underlying Stock decreases from its Starting Value as of any Observation Date or the calculation day, even if the price of the other Underlying Stock increases from its Starting Value as of those days. You are subject to the risks associated with each Underlying Stock. On any Observation Date, if the Observation Level of either Underlying Stock is less than its Call Level, the notes will not be called, even if the Observation Level of the other Underlying Stock is greater than its Call Level. If the notes are not called, the Redemption Amount will be determined only by reference to the Worst Performing Stock, regardless of the performance of the other Underlying Stock. The notes are not linked to a basket composed of the Underlying Stocks, where the depreciation of one Underlying Stock could be offset to some extent by the appreciation of the other Underlying Stock. In the case of the notes that we are offering, the individual performance of each Underlying Stock would not be combined, and the depreciation of one Underlying Stock would not be offset by any appreciation of the other Underlying Stock.

You will not benefit in any way from the performance of the better performing stock. The return on the notes depends solely on the performance of the worst performing stock (which may or may not be the same Underlying Stock on each Observation Date and the calculation day), and you will not benefit in any way from the performance of the better performing stock. The notes may underperform a similar investment in each of the Underlying Stocks or a similar alternative investment linked to a basket composed of the Underlying Stocks. In either such case, the performance of the better performing stock would be blended with the performance of the worst performing stock, resulting in a potentially better return than what you would receive on the notes.

Because the notes are linked to two Underlying Stocks, as opposed to only one, it is more likely that the notes will not be automatically called on an Observation Date; if not called, you may lose all or a portion of your investment. With two Underlying Stocks, it is more likely that one of the Underlying Stocks will close below its Call Level on any Observation Date (and, therefore, the notes will not be automatically called) than if the notes were linked to only one of the Underlying Stocks. If the notes are not called, your return will depend on the Ending Value of the Worst Performing Stock, and you may lose all or a portion, which could be significant, of your investment.

The Underlying Stocks are concentrated in one sector. Both Underlying Stocks are issued by companies in the energy sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Underlying Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the energy services sector, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors. In addition, because the Underlying Stocks are concentrated in one sector, their prices may increase or decrease at similar times and by similar magnitudes, and they may perform similarly over the term of the notes. You will be subject to risks relating to the relationship among the Underlying Stocks.

Adverse conditions in the energy sector may reduce your return on the notes. Both Underlying Stocks are issued by companies whose primary lines of business are directly associated with the energy sector. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in the energy sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for an Underlying Company’s products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the price of an Underlying Stock. This in turn could adversely impact the market value of the notes and the payment on the notes.

Other Terms of the Notes

Market Disruption Events and Other Events

If, for either Underlying Stock (an “Affected Underlying Stock”), a scheduled Observation Date or the scheduled calculation day is not a trading day, or a Market Disruption Event occurs on that day (in either case, such day being a “non-calculation day”), the calculation agent will determine the prices of the Underlying Stocks for that non-calculation day, and as a result, the relevant Observation Level or the Ending Value, as applicable, as follows:

▪	The Closing Market Price of each Underlying Stock that is not an Affected Underlying Stock will be its Closing Market Price on that non-calculation day; and

▪	The Closing Market Price of each Underlying Stock that is an Affected Underlying Stock for the applicable non-calculation day will be determined in the same manner as described in the second to last paragraph of subsection “Description of the Notes—Automatic Call” or subsection “—The Starting Value, the Observation Level and the Ending Value—Ending Value” of the product supplement STOCK SUN-3, as applicable.

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

The Underlying Stocks

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because the Underlying Stocks are registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to the Underlying Stocks or to any other securities of the Underlying Companies. Neither we nor any of our affiliates have participated or will participate in the preparation of either Underlying Company’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to either Underlying Company in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding either Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of an Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning an Underlying Company could affect the price of its Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stocks is not a recommendation to buy or sell the Underlying Stocks.

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stocks on their primary exchange from the first quarter of 2008 through February 5, 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits. This historical data on the Underlying Stocks is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the price per share of an Underlying Stock during any period set forth below is not an indication that the price per share of that Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stocks.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Schlumberger Limited

Schlumberger Limited is an oil services company. The company, through its subsidiaries, provides a range of services, including technology, project management and information solutions to the international petroleum industry, and advanced acquisition and data processing surveys. This Underlying Stock trades on the NYSE under the symbol “SLB.” The company’s CIK number is 87347.

		High ($)	Low ($)
2008	First Quarter	102.31	74.86
	Second Quarter	108.42	89.24
	Third Quarter	109.86	73.75
	Fourth Quarter	76.87	37.74

2009	First Quarter	47.60	35.19
	Second Quarter	62.18	41.10
	Third Quarter	62.41	49.20
	Fourth Quarter	70.76	56.83

2010	First Quarter	71.29	60.76
	Second Quarter	73.15	51.75
	Third Quarter	63.26	53.33
	Fourth Quarter	83.63	61.20

2011	First Quarter	95.04	80.53
	Second Quarter	93.70	80.64
	Third Quarter	94.70	59.73
	Fourth Quarter	77.15	57.72

2012	First Quarter	80.00	67.64
	Second Quarter	75.13	59.67
	Third Quarter	77.60	64.94
	Fourth Quarter	74.80	67.77

2013	First Quarter	81.56	70.92
	Second Quarter	77.59	69.95
	Third Quarter	88.95	72.61
	Fourth Quarter	94.46	85.54

2014	First Quarter	97.57	86.16
	Second Quarter	117.95	97.10
	Third Quarter	117.85	101.01
	Fourth Quarter	98.85	79.90

2015	First Quarter (through February 5, 2015)	87.08	76.63

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Exxon Mobil Corporation

Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company’s operations include exploration and production of oil and gas, electric power generation and coal and minerals operations. It also manufactures and markets fuels, lubricants and chemicals. This Underlying Stock trades on the NYSE under the symbol “XOM.” The company’s CIK number is 34088.

		High ($)	Low ($)
2008	First Quarter	93.83	81.44
	Second Quarter	94.56	84.91
	Third Quarter	88.35	73.25
	Fourth Quarter	83.14	62.35

2009	First Quarter	81.64	62.22
	Second Quarter	74.05	64.75
	Third Quarter	72.75	65.12
	Fourth Quarter	76.47	66.58

2010	First Quarter	70.30	64.35
	Second Quarter	69.29	57.07
	Third Quarter	62.72	56.57
	Fourth Quarter	73.42	62.19

2011	First Quarter	87.07	74.55
	Second Quarter	88.00	76.78
	Third Quarter	85.22	68.03
	Fourth Quarter	85.28	71.15

2012	First Quarter	87.49	83.53
	Second Quarter	87.07	77.60
	Third Quarter	92.30	83.11
	Fourth Quarter	93.48	85.10

2013	First Quarter	91.76	87.70
	Second Quarter	92.80	86.08
	Third Quarter	95.20	86.04
	Fourth Quarter	101.51	85.16

2014	First Quarter	101.07	89.52
	Second Quarter	104.38	96.72
	Third Quarter	104.37	94.05
	Fourth Quarter	96.81	86.41

2015	First Quarter (through February 5, 2015)	92.87	87.42

Autocallable Market-Linked Step Up Notes	TS-11

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stocks and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stocks. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stocks. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of each Underlying Stock, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds” on page PS-16 of product supplement STOCK SUN-3.

Autocallable Market-Linked Step Up Notes	TS-12

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks, due February , 2018

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract with respect to the Underlying Stocks.

•	Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange, or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement STOCK SUN-3.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Autocallable Market-Linked Step Up Notes	TS-13